                                   January 16, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549


                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
               The Columbia Gas System, Inc. ("Columbia") et al.
                      The Individual Applicant-Declarants
                        are Listed on the Signature Page

                                File No. 70-8471


Gentlemen:

          In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 22, 1994, March 14, 1995 and November 8, 1995 authorizing the financing transactions as more fully described in the Joint Application/Declaration, as amended (the "Application"), the undersigned certify to the Commission that, during the calendar quarter from October 1, 1995 through December 31, 1995 the Subsidiaries sold and Columbia purchased Common Stock and Installment Promissory Notes and the Subsidiaries received short-term funds through Intrasystem Money Pool Advances, and the Subsidiaries made funds available to the Intrasystem Money Pool in accordance with the attached schedules.

                              SUBSIDIARY FINANCING
                                     ($000)

                                                                                   Money Pool
                                         Aggregate Amount                        Maximum Amount
                                         Under Application                        During Quarter
                                  ------------------------------        ---------------------------------
                                                     Installment
                                     Common           Long-Term
     Company                         Stock               Debt             Borrowings          Investments
 ----------------                 -----------       -------------       -------------       --------------
                                      $000              $000                $000                 $000
 CKY . . . . . . . . . . . .             **                 **              5,171                 2,659

 COH . . . . . . . . . . . .             **                 **            142,229                    -0-

 CMD . . . . . . . . . . . .             -0-             1,500              3,885                    -0-

 CPA . . . . . . . . . . . .             **                 **             22,822                    -0-

 CNR . . . . . . . . . . . .              *                 -0-                -0-               27,507

 CGT . . . . . . . . . . . .              *                 -0-                -0-               17,994

 CGD . . . . . . . . . . . .          6,000             14,000             14,604                 7,183

 CS  . . . . . . . . . . . .             -0-                -0-             2,388                11,569

 CPI . . . . . . . . . . . .              *                 -0-             3,473                    -0-

 CLG . . . . . . . . . . . .              *                  *                 -0-               13,620

 CPC . . . . . . . . . . . .              *                  *                547                    -0-

 CES . . . . . . . . . . . .              *                  *                 -0-               18,434

 CGC . . . . . . . . . . . .              *                  *                 -0-                5,088

 CAT . . . . . . . . . . . .              *                  *                  *                   659

 TVC . . . . . . . . . . . .              *                  *                  *                 5,901

 TCC . . . . . . . . . . . .             -0-                 *                  *                    79

 TPL***  . . . . . . . . . .              *                  *                  *                    14

 TPG***  . . . . . . . . . .              *                  *                  *                    15

 TBL***  . . . . . . . . . .              *                  *                  *                 1,416

 TBG***  . . . . . . . . . .              *                  *                  *                   563

 TVL***  . . . . . . . . . .              *                  *                  *                 1,375

 TRL***  . . . . . . . . . .              *                  *                  *                   105

 TCO . . . . . . . . . . . .              *                  *                  *               104,624

 CEM . . . . . . . . . . . .              *                  *                  *                 1,284
---------------------------

       *   Authorization for such financing not requested in Application.
      **   Reported via Form U-6B-2 pursuant to Rule 52.
     ***   A TriStar Ventures Subsidiary.

                                   SIGNATURE

           The undersigned further certifies that all financing transactions were carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, and the Orders of the Commission with respect thereto.

                                     THE COLUMBIA GAS SYSTEM, INC.

Date: January 16, 1996               By:    /s/ L. J. BAINTER
                                          -----------------------------------
                                                L. J. Bainter, Treasurer

                                     COLUMBIA GAS OF OHIO, INC.
                                     COLUMBIA GAS OF PENNSYLVANIA, INC.
                                     COLUMBIA GAS OF KENTUCKY, INC.
                                     COLUMBIA GAS OF MARYLAND, INC.
                                     COMMONWEALTH GAS SERVICES, INC.
                                     COLUMBIA GULF TRANSMISSION COMPANY
                                     COLUMBIA GAS DEVELOPMENT CORPORATION
                                     COLUMBIA PROPANE CORPORATION
                                     COMMONWEALTH PROPANE, INC.
                                     COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                     COLUMBIA NATURAL RESOURCES, INC.
                                     COLUMBIA ATLANTIC TRADING CORPORATION
                                     COLUMBIA COAL GASIFICATION CORPORATION
                                     COLUMBIA LNG CORPORATION
                                     COLUMBIA ENERGY SERVICES CORPORATION
                                     COLUMBIA TRANSMISSION CORPORATION
                                     COLUMBIA ENERGY MARKETING CORPORATION
                                     TRISTAR VENTURES CORPORATION
                                     TRISTAR CAPITAL CORPORATION

Date: January 16, 1996               By:    /s/ L. J. BAINTER
                                          -----------------------------------
                                                L. J. Bainter, Vice President

                                     TRISTAR VENTURES CORPORATION
                                     TRISTAR PEDRICK LIMITED CORPORATION
                                     TRISTAR PEDRICK GENERAL CORPORATION
                                     TRISTAR BINGHAMTON LIMITED CORPORATION
                                     TRISTAR BINGHAMTON GENERAL CORPORATION
                                     TRISTAR VINELAND LIMITED CORPORATION
                                     TRISTAR VINELAND GENERAL CORPORATION
                                     TRISTAR RUMFORD LIMITED CORPORATION
                                     TRISTAR FUEL CELLS CORPORATION
                                     TRISTAR GEORGETOWN GENERAL CORPORATION
                                     TRISTAR GEORGETOWN LIMITED CORPORATION
                                     TVC NINE CORPORATION
                                     TVC TEN CORPORATION


Date: October 10, 1995               By:    /s/ D. P. DETAR
                                          -----------------------------------
                                                D. P. Detar, Treasurer



Attachment

                                                                 File No. 40-364

                       SECURITIES AND EXCHANGE COMMISSION
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION
                THE COLUMBIA GAS SYSTEM, INC., AND SUBSIDIARIES


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act.

1.   Type of Securities - See Schedule 1.

2. Issue, renewal or guaranty - Common Stock and Installment Promissory Notes are new issues. Short-Term Debt represents Intrasystem Money.

3.   Principal amount - See Schedule 1.

4.   Rate of interest - See Schedule 1.

5.   Date of issue renewal or guaranty - as indicated on Schedule 1.

6.   Non-Applicable.

7.   Date of maturity - See Schedule 1.

8. Issued Common Stock and Installment Promissory Notes to The Columbia Gas System, Inc.

9.   Collateral given with each Security - Non-Applicable.

10. Consideration received was the principal amount for the Notes and par value for Stock.

11. Application of Proceeds - General corporate funds for use in ordinary course of business.

12.  Issue, renewal or guaranty exempt under (c) Rule 52.

13.  Non-Applicable.

14.  Non-Applicable.

5.   Exempt from provisions of Section 6(a) under Rule 52.


                                     Columbia Gas of Kentucky, Inc.
                                     Columbia Gas of Ohio, Inc.
                                     Columbia Gas of Pennsylvania, Inc.
                                     Commonwealth Gas Services, Inc.




Date: January 16, 1996               By:    /s/ L. J. BAINTER
                                          ------------------------------------
                                            L. J. Bainter, Treasurer

                                                                     Form U-6B-2
                                                                      Schedule 1




                THE COLUMBIA GAS SYSTEM, INC., AND SUBSIDIARIES
                        QUARTER ENDED DECEMBER 31, 1995


                                  Aggregate Amount                                 Money Pool
                               Issued Under Exemption                            Maximum Amount
                                from January 1, 1995                              During Quarter
                      ---------------------------------------              ---------------------------

                                             Installment
 Company             Common Stock           Promissory Notes***            Borrowings*        Investments*
 -------             ------------           ----------------              ------------        ------------
                         $000                  $000                           $000                 $000
 CKY                         -0-                    -0-                         **                   **

 COH                         -0-                30,000                          **                   **

 CPA                         -0-                12,500                          **                   **

 COS                     26,000                     -0-                     18,675                   -0-

----------------------

   * Interest Rate = 5.77% to 7.14%
     Maturity Date - April 30, 1997

  ** Reported pursuant to Rule 24

 *** Interest Rate = 7.75%